Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity MESOBLAST LIMITED ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Gregory George Date of last notice 6 January 2026 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct and indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. JP Morgan Nominees Australia Pty Limited (Interest in ordinary shares held in the form of American Depositary Shares (“ADS”) held by custodian JP Morgan Nominees Australia Pty Limited.) Each ADS represents a beneficial interest in 10 ordinary shares. Certain shares and ADSs held by G to the Fourth Investments, LLC (“G4”) which is controlled by Gregory George. Certain ADSs held by James George and Grant George, who have given power of attorney to Gregory George in respect of those ADSs. Date of change 3, 4, 5 and 6 March 2026

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 2 3461-0347-7320, v. 2 No. of securities held prior to change Direct 5 ordinary shares 12,829,328 ADSs. 200,000 warrants convertible into ADS. 1,600,000 warrants to acquire ordinary shares (or the applicable number of ADS at the holder’s election). Indirect 9,640,077 ordinary shares. 12,908,777 ADS. 6,830,602 warrants to acquire ordinary shares. Class See above Number acquired 5,644,192 ordinary shares 542,633 ADS Number disposed Nil Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation US$16,370,330.90 No. of securities held after change Direct 5 ordinary shares 12,829,328 ADSs. 200,000 warrants convertible into ADS. 1,600,000 warrants to acquire ordinary shares (or the applicable number of ADS at the holder’s election). Indirect 5,644,192 ordinary shares. 14,415,410 ADS. 6,830,602 warrants to acquire ordinary shares Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back On market purchases of shares and ADS. Certain ordinary shares held by G4 at the date of the previous Appendix 3Y have since been converted into the applicable number of ADS without changing the director’s relevant interest in underlying shares. Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 3461-0347-7320, v. 2 Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Interest acquired Interest disposed Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Interest after change Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? If prior written clearance was provided, on what date was this provided?